May 2015 Pricing Sheet dated May 8, 2015 relating to Preliminary Pricing Supplement No. 278 dated May 5, 2015 Registration Statement No. 333-200365 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in Equities
Buffered Participation Securities Linked to Global Equities due May 13, 2020
Based on a Performance-Allocation Basket Composed of the WisdomTree Europe Hedged Equity Fund,
the iShares® Russell 2000® ETF and the Energy Select Sector SPDR® Fund
Principal at Risk Securities
PRICING TERMS – MAY 8, 2015
Issuer:	Morgan Stanley
Issue price:	$10 per security
Stated principal amount:	$10 per security
Aggregate principal amount:	$3,101,390
Pricing date:	May 8, 2015
Original issue date:	May 13, 2015 (3 business days after the pricing date)
Maturity date:	May 13, 2020
Interest:	None
Basket:		Basket components	Bloomberg ticker*	Initial price
		Shares of the WisdomTree Europe Hedged Equity Fund (the “HEDJ Shares”)	HEDJ UP	$65.67
		Shares of the iShares® Russell 2000® ETF (the “IWM Shares”)	IWM UP	$122.64
		Shares of the Energy Select Sector SPDR® Fund (the “XLE Shares”)	XLE UP	$81.76

*Bloomberg ticker symbols are being provided for reference purposes only.  With respect to each basket component, the final price will be determined as set forth under “Description of the Securities—Final Price” in the accompanying preliminary pricing supplement

Payment at maturity:
•    If the basket performance is positive:
$10 plus the product of $10 and the basket performance
•    If the basket performance is negative but is not less than -10%, meaning that the value of the basket has not decreased by more than the buffer amount of 10%:
$10
•    If the basket performance is negative and is less than -10%, meaning that the value of the basket has decreased by more than the buffer amount of 10%:
$10 x (basket performance + buffer amount)
Under these circumstances, the payment at maturity will be less, and possibly significantly less, than the stated principal amount of $10.  However, under no circumstances will the securities pay less than the minimum payment at maturity of $1 per security.

Basket performance:
The sum of the performance values for each of the basket components.  The performance value for each basket component will be (i) the final price for such basket component less its initial price, divided by such initial price times (ii) the applicable weighting.

Weightings:
The weighting for each basket component is not set at the beginning of the term of the securities and will instead be set on the determination date based on the relative performance of the basket components against each other as follows: The basket component with the best performance will be assigned a weighting of 45%, the basket component with the second-best performance will be assigned a weighting of 35% and the basket component with the worst performance will be assigned a weighting of 20%.

Initial price:	The initial price for each basket component will equal the closing price of one share of such basket component on the pricing date.
Final price:
The final price for each basket component will equal the closing price of one share of such basket component on the determination date, times the relevant adjustment factor. The adjustment factor for each basket component is 1.0, subject to change upon certain events affecting the basket component.

Determination date:	May 8, 2020, subject to adjustment for non-trading days and certain market disruption events
CUSIP/ISIN:	61764V794 / US61764V7947
Listing:	The securities will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Description of the Securities—Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary pricing supplement.

Estimated value on the pricing date:	$9.25 per security. See “Summary of Pricing Supplement” in the accompanying preliminary pricing supplement.
Commissions and issue price:	Price to public	Agent’s commissions and fees	Proceeds to issuer(3)
Per security	$10.00	$0.25(1)
		$0.05(2)	$9.70
Total	$3,101,390	$93,041.70	$3,008,348.30
(1)
Selected dealers, including Morgan Stanley Wealth Management (an affiliate of the agent), and their financial advisors will collectively receive from the agent, MS & Co., a fixed sales commission of $0.25 for each security they sell.  For additional information, see “Description of Securities—Supplemental Information Concerning Plan of Distribution; Conflicts of Interest”  in the accompanying preliminary pricing supplement and “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

(2)	Reflects a structuring fee payable to Morgan Stanley Wealth Management by the agent or its affiliates of $0.05 for each security.
(3)	See “Use of Proceeds and Hedging” in the accompanying preliminary pricing supplement.

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.
You should read this document together with the preliminary pricing supplement describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Pricing Supplement No. 278 dated May 5, 2015
Prospectus Supplement dated November 19, 2014               Prospectus dated November 19, 2014

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and the offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.